

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 27, 2016

<u>Via E-mail</u>
Mr. Robert T. O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
3350 Peachtree Road NE, Suite 150
Atlanta, GA 30326

   Re: PULTEGROUP, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 8, 2016
      File No. 1-9804

Dear Mr. O'Shaughnessy:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ W. John Cash

         W. John Cash
         Branch Chief
         Office of Manufacturing and
         Construction